Exhibit 99.51

INVESTOR RIGHTS
AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated, and is effective, as of May 16, 2022.

BETWEEN:

OMAR KASSEM ALESAYI HOLDING GROUP CO., a corporation existing under the laws of Saudi Arabia

(the “Investor”)

- and –

AKBAR SHAMJI, an individual

(“Akbar”)

- and –

MOHAMMED BAKHASHWAIN, an individual

(“Mohammed”, and collectively with Akbar, the “Bitzero Founders”)

- and –

BITZERO BLOCKCHAIN INC., a corporation existing under the laws of the Province of British Columbia

(“Bitzero”; together with the Investor and the Bitzero Founders, the “Parties”)

WHEREAS:

a)	The Investor and Bitzero entered into a letter of intent dated April 4, 2022, in respect of a proposed investment by the Investor of USD$11,000,000 into Bitzero in consideration for 27,500,000 common shares in the capital of Bitzero (“Bitzero Shares”) at a price of USD$0.40 per Bitzero Share, and the transfer by certain founders of Bitzero of 9,166,667 Bitzero Shares to the Investor for nominal consideration.

b)	The Investor has requested that Bitzero provide it with certain rights to nominate a director to sit on the board of directors of Bitzero (the “Board”), to nominate a member to the audit committee and to nominate an advisor to the Board, and Bitzero has agreed to provide the Investor with such additional rights, all in accordance with the terms of this Agreement.

c)	The terms of this Agreement are intended to create binding obligations on the Parties.

2.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby covenant and agree as follows:

Nomination Rights

1.	Bitzero Founders shall vote all their shares and Bitzero shall use its commercially reasonable efforts to cause all the shares to be voted by its shareholders, or by the shareholders having voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written resolution of the shareholders, the Investor shall be entitled to designate one (1) nominee, and Bitzero shall use its commercially reasonable efforts to cause such nominee, to serve as a director of Bitzero (the “Board Nominee”) for election or appointment to the Board, and one (1) one person (who may but is not required to be the Board Nominee) (an “Advisor Nominee”; together with the Board Nominee, the “Investor Nominees”) to receive notice of and to attend and observe all meetings of the board of directors and audit committee of the board of directors Bitzero, and to receive all materials and information circulated in connection therewith, provided that, at all times, the following conditions are met: (A) the Investor Nominees consent in writing to serve, as applicable, as a director or advisor; (B) the Investor Nominees satisfy any applicable requirements of the stock exchange (an “Exchange”) on which the Bitzero Shares are listed or proposed to be listed and applicable laws; (C) the Investor Nominees are eligible under the Business Corporations Act (British Columbia) (the “Act”) and pursuant to the rules of any stock exchange or market upon which the Bitzero Shares are listed and Canadian securities laws to serve as, as applicable, as a director or advisor; (D) Bitzero has not received any objection from any governmental authority or Exchange or market to the Investor Nominees; (E) the Board Nominee or Advisor Nominee is approved by the Board, acting reasonably, and having regard the qualifications, background, credentials, and suitability for the public markets, which process shall be the same process the Board will use to determine the appropriateness of any other proposed director; and (F) the Investor’s percentage ownership in the Bitzero Shares is equal to or greater than 5% (the “Investor Percentage”; together with the requirements in (A), (B), (C) and (D) and (E), the “Investor Criteria”).

2.	Until the Investor Percentage ceases to be met, the Investors shall have the right to replace an Investor Nominee for any reason (including without limitation, by reason of a replacement request being made by the Investor Nominee), provided that the provisions of Section 1 shall continue to apply to such replacement.

3.	Bitzero shall advise the Investor of the date on which proxy solicitation materials are to be mailed for the purpose of any meeting of shareholders at which directors of Bitzero are to be elected, to the extent practicable, at least 20 business days prior to such mailing date and the Investor shall advise Bitzero of its Board Nominee at least 10 business days prior to the mailing date. If the Investor does not advise Bitzero of the identity of the Board Nominee prior to any such deadline, then the Investor will be deemed to have nominated the incumbent Board Nominee.

3.

4.	Subject to applicable legal requirements, including the financial expertise and independence requirements of National Instrument 52-110 – Audit Committees and stock exchange rules, for as long as the Board Nominee serves on the Board, the Board Nominee shall be the Chair of the Audit Committee of Bitzero, unless otherwise notified in writing by the Investor.

Miscellaneous

5.	Any notice or other communication to be given hereunder shall, in the case of notice to be given to Omar, be addressed to:

OMAR KASSEM ALESAYI HOLDING GROUP CO.

Address: P.O. Box 3035, Jeddah 21471, Saudi Arabia

Attention:	Hany Habashy, Group CEO
Email:	hany@alesayi.com and a.ratnayake@alesayi.com

and, in the case of notice to be given to Bitzero, be addressed to:

BITZERO BLOCKCHAIN INC.

2416 Main Street, Suite 398

Vancouver, BC V5T 3E2, Canada

Attention:	Akbar Shamji
Email:	akbar@bitzero.com

and, in the case of notice to be given to Akbar, be addressed to:

Akbar Shamji

2416 Main Street, Suite 398

Vancouver, BC V5T 3E2, Canada

Attention:	Akbar Shamji
Email:	akbar@bitzero.com

and, in the case of notice to be given to Mohammed, be addressed to:

Mohammed Bakhashwain

2416 Main Street, Suite 398

Vancouver, BC V5T 3E2, Canada

Attention:	Mohammed Bakhashwain
Email:	mohammed@bitzero.com

4.

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and a notice shall, if delivered prior to 4:30 pm on a business day (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered.

6.	No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any Party without the prior agreement of the other Party as to timing, content and method; provided that the obligations herein will not prevent any Party from making such disclosure or announcement as its counsel advises is required by applicable law or the policies of any applicable stock exchange (the “Exchange”). If a Party is required by applicable law or the policies of the Exchange to make such disclosure or announcement, such Party will use commercially reasonable efforts to provide reasonable advance notice of such disclosure or announcement to the other Party, including the proposed text of such disclosure or announcement, and provide the other Party with a reasonable opportunity in advance to review and comment on the same, which comments shall be reasonably considered by the first Party.

7.	Each of the Parties shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to carry out the intent of this Agreement.

8.	If any term, condition or provision of this Agreement shall be determined to be invalid or unenforceable, it shall be deemed to be severable from the remainder of this Agreement which shall continue in full force and effect.

9.	This Agreement shall be governed in all respects, including validity, interpretation and effect, in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the undersigned hereby irrevocably attorn to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of any matter arising hereunder or in connection herewith.

10.	No amendment, modification, restatement or supplement of this Agreement or any provision of this Agreement is binding unless it is in writing and executed each Party. Any waiver of any terms or conditions in this Agreement must be made in writing and signed by the Parties. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver to any subsequent breach of the same or any other terms and conditions hereof.

11.	This Agreement will be binding upon, and will inure to the benefit of and be enforceable by, the Parties and their respective successors, permitted assigns, executors and administrators. No assignment of this Agreement will be permitted without the written consent of the other Party.

5.

12.	This Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto.

13.	This Agreement may be executed in counterparts and evidenced by a facsimile or PDF email copy thereof and all such counterparts or facsimile or PDF counterparts shall constitute one document.

BITZERO BLOCKCHAIN INC.

Authorized Signing Officer

OMAR KASSEM ALESAYI HOLDING GROUP CO.

Authorized Signing Officer

AKBAR SHAMJI

MOHAMMED BAKHASHWAIN

6.

1.	No amendment, modification, restatement or supplement of this Agreement or any provision of this Agreement is binding unless it is in writing and executed each Party. Any waiver of any terms or conditions in this Agreement must be made in writing and signed by the Parties. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver to any subsequent breach of the same or any other terms and conditions hereof.

2.	This Agreement will be binding upon, and will inure to the benefit of and be enforceable by, the Parties and their respective successors, permitted assigns, executors and administrators. No assignment of this Agreement will be permitted without the written consent of the other Party.

3.	This Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto.

4.	This Agreement may be executed in counterparts and evidenced by a facsimile or PDF email copy thereof and all such counterparts or facsimile or PDF counterparts shall constitute one document.

BITZERO BLOCKCHAIN INC.

Authorized Signing Officer

OMAR KASSEM ALESAYI HOLDING GROUP CO.

Authorized Signing Officer

AKBAR SHAMJI

MOHAMMED BAKHASHWAIN